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SECURI[illegible] 06004284 [illegible]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 ENDING December 31, 2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Assets Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ellen Kramer 212-269-6720
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
(Name – if individual, state last, first, middle name)

10 CUTTER MILL ROAD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/21/06

OATH OR AFFIRMATION

I, David Bottoms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Financial Assets Corporation, as of

December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNNE H. BRAUNSTEIN
MY COMMISSION # DD 357220
EXPIRES: November 13, 2008
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

David Bottoms
Signature

President
Title

Lynne H Braunstein
Notary Public

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Financial Assets Corporation
New York, New York

We have audited the accompanying statement of financial condition of Financial Assets Corporation as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Assets Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2006

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	18,116
Due from clearing broker		122,996
Securities owned, not readily marketable, at estimated fair value		10,554
Prepaid expenses		5,365
	$	157,031

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	7,900
Loan payable, related party		45,610
		53,510

Stockholders' equity

Common stock, $1 par value; 1,000 shares authorized, 83 shares issued and outstanding		83
Paid-in capital		79,600
Retained earnings		23,838
		103,521
	$	157,031

See notes to financial statements

FINANCIAL ASSETS CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commission income	$	326,011
Trading and other income		7,161
		333,172
EXPENSES		
Payroll and related costs		165,226
Commissions and clearing charges		70,852
Occupancy costs		57,323
Communications		6,856
Other expenses		38,353
		338,610
NET LOSS	$	(5,438)

See notes to financial statements

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER, 31 2005

Cash flows from operating activities	
Net loss	$ (5,438)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in assets:	
Due from clearing broker	(35,919)
Securities owned, not readily marketable, at estimated fair value	(7,494)
Prepaid expenses	350
Increase (decrease) in liabilities:	
Accrued expenses	297
Loan payable, related party	31,254
Total adjustments	(11,512)
Net cash used in operating activities	(16,950)
Cash flows from financing activities	
Capital contribution	20,000
Net cash provided by financing activities	20,000
NET INCREASE IN CASH	3,050
CASH - BEGINNING	15,066
CASH - END	$ 18,116

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 185
Income taxes	$ -

See notes to financial statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - beginning	$ 83	$ 59,600	$ 29,276	$ 88,959
Capital contribution	-	20,000	-	20,000
Net loss	-	-	(5,438)	(5,438)
Balance - end	$ 83	$ 79,600	$ 23,838	$ 103,521

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Financial Assets Corporation (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of Florida. The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2005.

Income Taxes

The Company is a wholly-owned subsidiary of Oaktree Asset Management LLC ("Oaktree") and files separate state income tax returns and is included in the consolidated federal income tax return filed by Oaktree. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to consolidated taxable income for financial reporting purposes. For the year ended December 31, 2005, the Company had a net loss and no income allocation.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair market value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions applicable to the securities or to the Company.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with Pershing LLC ("Pershing"), a BNY Securities Group Company. The Company's clearing and execution agreement provides that Pershing's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

2. SECURITIES OWNED, NOT READILY MARKETABLE

At December 31, 2005, securities owned and not readily marketable consist of Nasdaq Stock Market, Inc. stock and warrants at an estimated value of $10,500.

3. LOAN PAYABLE, RELATED PARTY

The Company was allocated payroll and other expenses from Oaktree, its corporate parent, aggregating approximately $247,000, which is included in the statement of operations. At December 31, 2005, the Company owed Oaktree $45,610, which is non-interest bearing and due on demand.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing LLC and promptly transmits all customer funds and securities to Pershing LLC. Pershing LLC carries all of the accounts of such customers and maintains and preserves such books and records.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $62,602, which was $12,602 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 86% as of December 31, 2005.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2005

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL		
Stockholder's equity	$	103,521
Deductions and/or charges:		
Non-allowable assets		40,919
Net capital before haircuts on securities positions		62,602
Haircuts and undue concentration		-
NET CAPITAL	$	62,602
MINIMUM NET CAPTIAL REQUIREMENT	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	12,602
AGGREGATE INDEBTEDNESS	$	53,510
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		86%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the computation of net capital above and the Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2005.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Financial Assets Corporation
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Financial Assets Corporation (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2006